SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 5)*

Ikanos Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45173E105

(CUSIP Number)

Christopher L. Kaufman

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Tel: (650) 463-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.1% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.1% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.1% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.1% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) OO

*	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Annex, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.1% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) PN

*	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood III Annex Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.1% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) OO

*	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Luis Arzubi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.1% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

*	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Diosdado Banatao
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,480,359 shares of Common Stock (including options to purchase 19,898 shares of Common Stock) 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,480,359 shares of Common Stock (including options to purchase 19,898 shares of Common Stock) 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,480,359 shares of Common Stock (including options to purchase 19,898 shares of Common Stock) 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.2% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

*	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons George Pavlov
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,480,681 shares of Common Stock (including options to purchase 19,898 shares of Common Stock) 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,480,681 shares of Common Stock (including options to purchase 19,898 shares of Common Stock) 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,480,681 shares of Common Stock (including options to purchase 19,898 shares of Common Stock) 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.2% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) IN

*	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

CUSIP No. 45173E105	13D

1.	Name of Reporting Persons Tallwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,448 shares of Common Stock 1 share of Series A Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.1% of Common Stock* 100% of Series A Preferred Stock
14.	Type of Reporting Person (see instructions) OO

*	The calculation of the foregoing percentage is based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

Introduction.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) supplements and amends the Schedule 13D filed on September 3, 2009 (as amended and supplemented to date, the “Schedule 13D”), by Tallwood III, L.P., a Delaware limited partnership (“Tallwood III”), Tallwood III Partners, L.P., a Delaware limited partnership (“Tallwood III Partners”), Tallwood III Associates, L.P., a Delaware limited partnership (“Tallwood III Associates”), and Tallwood III Annex, L.P., a Delaware limited partnership (“Tallwood III Annex”) (Tallwood III, Tallwood III Partners, Tallwood III Associates and Tallwood III Annex are together referred to as the “Tallwood Funds”), Tallwood III Management, LLC, a Delaware limited liability company (“Tallwood Management”), Tallwood III Annex Management, LLC, a Delaware limited liability company (“Tallwood Annex Management”), Luis Arzubi, Diosdado Banatao and George Pavlov (the foregoing entities and persons collectively, the “Reporting Persons”).

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Ikanos Communications, Inc., a Delaware corporation (the “Company”), Common Stock issuable upon the exercise of warrants (“Warrants”), and Series A Preferred Stock, par value $0.001 per share of the Company (the “Voting Share”).

All share amounts reported in this Schedule 13D reflect the 1-for-10 reverse stock split of the Company’s outstanding common stock that was effective on February 13, 2015.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

On February 6, 2015, Tallwood III acquired 2,418,859 shares of Common Stock for an aggregate purchase price of $9,917,324.36; Tallwood III Partners acquired 306,301 shares of Common Stock for an aggregate purchase price of $1,255,836.97; and Tallwood III Associates acquired 18,741 shares of Common Stock for an aggregate purchase price of $76,837.28, representing a total aggregate purchase price of $11,249,998.61. Such acquisitions were completed pursuant to the closing of the issuer’s previously announced rights offering to existing shareholders (the “Rights Offering”).

The funding for the purchases of these securities was obtained from the Tallwood Funds’ contributed capital from its limited partners.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

Amended and Restated Stockholder Agreement

On September 29, 2014, the Reporting Persons entered into an Amended and Restated Stockholders Agreement with the Company (the “Amended and Restated Stockholder Agreement”). Pursuant to the Amended and Restated Stockholder Agreement, the Company will file a registration statement on Form S-1 to register for resale the shares of the Common Stock acquired by the Reporting Persons on September 29, 2014 and any shares purchased in the Rights Offering.

Further pursuant to the Amended and Restated Stockholder Agreement, the Reporting Persons agreed to vote and to cause its affiliates to vote all shares of Common Stock held or beneficially owned by them in excess of 37.5% of the then-outstanding shares of Common Stock in the same proportion as the votes cast by stockholders other than the Reporting Persons and its affiliates in connection with matters as specified in the Amended and Restated Stockholder Agreement for a period of five years.

The foregoing summary of the Amended and Restated Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement attached as an exhibit hereto.

Merger Agreement

On August 5, 2015, Qualcomm Atheros, Inc., a Delaware corporation (“Parent”), and King Acquisition Co., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Purchaser will commence a cash tender offer (the “Offer”) to acquire all of the outstanding Shares, at a price of $2.75 per share, without interest (the “Offer Price”), subject to any applicable withholding taxes, and assume all outstanding indebtedness of the Company.

The obligation of Parent and Purchaser to consummate the Offer is subject to various conditions set forth in the Merger Agreement, including, but not limited to (i) at least a majority of the outstanding shares of Common Stock being tendered in the Offer, (ii) the receipt of required regulatory approvals in certain foreign jurisdictions and (iii) other conditions set forth in the Merger Agreement.

The Offer will expire at 12:01 a.m. Eastern Time on the 21st business day (calculated in accordance with the rules of the Exchange Act) following the commencement date of the Offer, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission.

Following consummation of the Offer, Purchaser will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”). In the Merger, each share of Common Stock that is not tendered and accepted pursuant to the Offer (other than the Shares held in the treasury of the Company, shares of Common Stock held directly or indirectly by Parent or its subsidiaries, and Shares as to which appraisal rights have been perfected in accordance with applicable law) will be cancelled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement.

The Merger Agreement provides that the Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and shall be effected as soon as practicable following the consummation of the Offer without a stockholder meeting pursuant to the DGCL.

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, the Company while allowing the Company’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer.

As of the Effective Time, (i) the certificate of incorporation of the surviving corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of the surviving corporation shall be amended and restated to conform to the bylaws of the Purchaser as in effect immediately prior to the Effective Time and (iii) the directors and officers of the surviving corporation immediately after the Effective Time shall be the respective individuals who are the directors and officers of Purchaser immediately prior to the Effective Time. Following the Merger, the Shares will no longer be traded on the Nasdaq Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement on August 5, 2015, and as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, on August 5, 2015, Tallwood Funds, Alcatel-Lucent Participations and the executive officers and directors of the Company, which consist of Diosdado Banatao, Jason W. Cohenour, Danial Faizullabhoy, Frederick M. Lax, George Pavlov, James Smaha, Omid Tahernia, Dennis Bencala and Debajyoti Pal (the “Tender and Support Stockholders”) entered into a tender and support agreement (the “Tender and Support Agreement”) with Parent and Purchaser, which provides, among other things, that such Tender and Support Stockholder will tender their shares of Common Stock in the Offer and vote their shares of Common Stock in favor of approving the principal terms of the Merger, if applicable.

The Tender and Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events. Upon the occurrence of the Company’s board of directors changing their recommendation that the stockholders of the Company support the offer as a result of a permitted change in recommendation for certain intervening events (not in connection with an alternative acquisition proposal), as described in the Merger Agreement, each Tender and Support Stockholder will be permitted to withdraw the excess of the aggregate number of shares of Common Stock owned by the Tender and Support Stockholders as of the date of the Tender and Support Agreement and any additional Shares acquired by the Tender and Support Stockholders after the entry into such agreement (the “Subject Securities”) that is equal to each Tender and Support Stockholder’s pro rata portion (as measured against the aggregate Subject Securities held by each of the Tender and Support Stockholders) of the sum of (i) thirty percent (30%) of the total number of shares of Common Stock outstanding, on a fully diluted basis (the “30% Shares”) plus (ii) such additional number of Subject Securities (rounded down to the nearest whole share) held by all of the Tender and Support Stockholders that is equal to product of (x) the total number of Subject Securities held by all Tender and Support Stockholders less the 30% Shares, multiplied by (y) the percentage, rounded to two decimal places, of the total number of outstanding shares of Common Stock that have been tendered and not withdrawn prior to the expiration of the Offer by all holders of the shares of Common Stock (other than the Tender and Support Stockholders).

The purpose of the Tender and Support Agreement is to increase the likelihood that the Offer and the Merger will be consummated.

The foregoing summaries of the Merger Agreement and Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 4 and Exhibit 5, respectively.

Subject to the terms of the Merger Agreement and the Tender and Support Agreement, the Reporting Persons may, at any time (i) engage the Company, stockholders of Parent and the Company, or other relevant parties in discussions that may include one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and (ii) review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any such matters.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) and (b)

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name:

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Tallwood III, L.P.	8,451,449	49.1%	0	8,451,449	0	8,451,449
Tallwood III Partners, L.P.	8,451,449	49.1%	0	8,451,449	0	8,451,449
Tallwood III Associates, L.P.	8,451,449	49.1%	0	8,451,449	0	8,451,449
Tallwood III Management, LLC	8,451,449	49.1%	0	8,451,449	0	8,451,449
Tallwood III Annex, L.P.	8,451,449	49.1%	0	8,451,449	0	8,451,449
Tallwood III Annex Management, LLC	8,451,449	49.1%	0	8,451,449	0	8,451,449
Tallwood Partners, LLC	8,451,449	49.1%	0	8,451,449	0	8,451,449
Luis Arzubi	8,451,449	49.1%	0	8,451,449	0	8,451,449
Diosdado Banatao	8,480,360	49.2%	0	8,480,360	0	8,480,360
George Pavlov	8,480,682	49.2%	0	8,480,682	0	8,480,682

(1)	Based on 17,228,613 Shares outstanding as of August 5, 2015, as set forth in the Merger Agreement described in Item 4 hereof.

The shares of Common Stock reflected in the table above include the Voting Share. Each of Tallwood III, Tallwood III Partners, Tallwood III Associates, Tallwood III Annex, and Tallwood Partners has shared voting and shared dispositive power with respect to the Voting Share, or 100% of the outstanding Series A Preferred Stock of the Company.

Tallwood Management is the general partner of Tallwood III, Tallwood III Partners and Tallwood III Associates, and Tallwood Annex Management is the general partner of Tallwood III Annex. Tallwood Management and Tallwood Annex Management may be deemed to have shared voting and dispositive power with respect to the Common Stock, Warrants and Voting Share beneficially owned by the Tallwood Funds. Each of Luis Arzubi, Diosdado Banatao and George Pavlov is a managing member of Tallwood Management and Tallwood Annex Management, and may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock, Warrants and Voting Share beneficially owned by the Tallwood Funds. For further information, see Item 2 hereof.

The shares of Common Stock reflected in the table above include: for Mr. Diosdado Banatao, 28,911 shares of Common Stock, including options to purchase 19,898 shares of Common Stock, in his capacity as a director of the Company; and, for Mr. George Pavlov, 29,233 shares of Common Stock, including options to purchase 19,898 shares of Common Stock, in his capacity as a director of the Company.

The Reporting Persons may be deemed to be a group with respect to the securities of the Company which they hold directly or indirectly. Such persons disclaim such group membership.

(c) Other than the Rights Offering as described in Item 3 above, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Amended and Restated Stockholder Agreement, Merger Agreement and the Tender and Support Agreement and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement, dated September 3, 2009 (incorporated by reference to Exhibit 5 to Schedule 13D filed with the Securities and Exchange Commission on September 3, 2009).

Exhibit 2	Joinder to Joint Filing Agreement, dated February 13, 2014 (incorporated by reference to Exhibit 2 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 14, 2014).

Exhibit 3	Amended and Restated Stockholder Agreement dated September 29, 2014, by and between the Company and the stockholders party thereto (incorporated by reference from Exhibit 4.2 to the Current Report on Form 8-K filed by Ikanos on September 29, 2014 (File No. 000-51532)).

Exhibit 4	Agreement and Plan of Merger, dated as of August 5, 2015, by and among Qualcomm Atheros, Inc., King Acquisition Co., and Ikanos Communications, Inc. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Ikanos on August 6, 2015 (File No. 000-51532)).

Exhibit 5	Tender and Support Agreement, dated as of August 5, 2015, by and among Qualcomm Atheros, Inc. and the stockholders party thereto (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Ikanos on August 6, 2015 (File No. 000-51532)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 14, 2015

Tallwood III, L.P.		Tallwood III Annex Management, LLC
Tallwood III Partners, L.P.
Tallwood III Associates, L.P.
		By:	/s/ Natasha Skok
By: Tallwood III Management, LLC			Natasha Skok, Attorney-in-Fact
Its General Partner

By:	/s/ Natasha Skok	Tallwood Partners, LLC
Natasha Skok, Attorney-in-Fact
By: The Banatao Living Trust DTD 7/21/99
Its Managing Member

Tallwood III Annex, L.P.

By: Tallwood III Annex Management, LLC		By:	/s/ Diosdado Banatao
Its General Partner			Diosdado Banatao, Trustee

By:	/s/ Natasha Skok
	Natasha Skok, Attorney-in-Fact	/s/ Luis Arzubi
Luis Arzubi

Tallwood III Management, LLC

/s/ Diosdado Banatao
Diosdado Banatao

By:	/s/ Natasha Skok
Natasha Skok, Attorney-in-Fact

/s/ George Pavlov
George Pavlov